

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2017

Ronald Jordan
Chief Financial Officer
Federated National Holding Company
14050 N.W. 14th Street
Suite 180
Sunrise, FL 33323

> **Re: Federated National Holding Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 000-25001**

Dear Mr. Jordan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016, Filed March 16, 2017

Notes to Consolidated Financial Statements
2. Significant Accounting Policies and Practices
Principles of Consolidation , page 49

1. Please provide us your analysis with reference to the authoritative literature supporting your conclusion that Monarch Delaware is a VIE and you are the primary beneficiary.

Direct Written Policy Fees, page 51

2. Please provide us an analysis including the authoritative literature to which you rely supporting recognizing policy fees at the effective date of the policy. In this regard, it is not clear to us what distinguishes these fees from premiums which are recognized over

the term of the insurance policy. Additionally recognition at the effective date is inconsistent with the accounting for the costs for which these fees are being reimbursed, that is capitalization pursuant to ASC 944-30-25.

Other Income, page 51

3.   Please provide us an analysis including the authoritative literature to which you rely supporting recognizing fees associated with the administrative services upfront upon policy inception. In this regard, it is not clear to us what distinguishes these fees from the commission income and other fee income recognized over the term of the contract.

Reclassifications , page 53

4.   Refer to your disclosure that in "the current period, the Company concluded it was appropriate to present reinsurance assets and reinsurance payables separately on the consolidated balance sheets and statements of cash flows." Demonstrate for us that in the prior year when you offset these assets and payables that you had the legal right of set off as defined in ASC 210-20 as required by ASC 944-310-45-7.

5.   You disclose on page 10 in the notes to your June 30, 2017 consolidated financial statements included in Form 10-Q filed August 9, 2017 that you re-assessed the income statement classification of ceded commission income and salaries and wages from your claims department and adjusted the income statement classification. Further you state that these reclassifications represent corrections of immaterial errors and are not material in any prior quarter or annual period based on quantitative and qualitative factors in accordance with SEC guidance. Please provide us your analysis demonstrating that the reclassifications are not material to the annual financial statement periods included in your December 31, 2016 Form 10-K.

6. LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES , page 62

6.   Regarding your disclosures about loss and LAE reserves and the tables in which you present incurred and paid losses and ALAE net of reinsurance, please address the following:

    • Although you indicated that you determined that your lines other than for the homeowners' line did not meet the guidelines for disaggregation, explain to us why you did not include in your disclosure tables showing incurred and paid losses and ALAE net of reinsurance for these other lines aggregated. Provide us these tables as prepared in accordance with ASC 944-40-50-4B through 4H as part of your response. In this regard the liabilities for unpaid losses and LAE net reinsurance represents 25% of your total liabilities for unpaid losses and LAE net of reinsurance at December 31, 2016 and it appears that development of these other lines could be significant. In your response provide us a reconciliation of the incurred and paid losses and LAE net of reinsurance for the current year of $174.8 million and $113.2 million, respectively, and the unfavorable development of $12.5 million for 2016 as shown in the table of activity of the loss and

LAE reserves to the comparable amounts that can be derived from the tables of incurred and paid losses and ALAE net of reinsurance for the homeowner and other lines.

• In MD&A on page 27 you explain that losses and LAE were impacted by unfavorable development of $11.0 million for the 2015 accident year in our homeowners' coverage in the state of Florida as a result of assignment of benefits and other related adjusting expenses. Although it appears that the $11 million to which you refer is before reinsurance reconcile for us that amount to the favorable net development of $7.1 million shown for the 2015 accident year for the homeowners line in the table on page 63. Also explain for us more precisely what you mean by "assignment of benefits and other related adjusting expenses" and how that caused the development in 2016 for accident year 2015.

• Your disclosure on the top of page 63 indicates that the cumulative number of reported claims are presented in thousands. We are unable to recompute the amounts under the column severity in the table to which this refers. Please advise.

8. Income Taxes, page 65

7.   Please tell us the nature of the $2.2 million of additional tax expense related to a prior year adjustment impacting deferred taxes and why it does not represent a correction of a prior period error recorded in the current year.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rolf Sundwall at 202-551-3105 or Jim Rosenberg at 202-551-3679 if you have questions regarding the comments.

Division of Corporation Finance
Office of Healthcare and
Insurance

cc: Nina Gordon